PRESS RELEASE

TSX:  KGN

NYSE Alternext US: KGN

KEEGAN RECEIVES EXCELLENT NEW RESULTS FROM 2008 ESAASE GOLD PROPERTY DRILL PROGRAM

Vancouver, BC, February 18, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce the balance of the results from its 2008 infill and exploration drilling program at the Esaase property.  Highlights include 26 m @ 2.51 g/t Au and 23 meters @ 3.37 g/t Au from the exploration drilling and 55 meters of 2.22 g/t Au and 99 meters of 1.04 g/t Au from down dip stepout holes in the main zone.    The highlighted results in the table below were obtained from drilling down dip of the current 43-101 resource.  Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts from resource expansion drilling program at the Esaase property having a minimum grade-width of approximately 10 g/t Au x meter. Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are in drilled meters and grades reported in g/t Au.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KEDD483	141	167	26	2.51	KERC529	5	21	16	0.87
including	162	163	1	53.2	KERC529	34	48	14	0.92
KEDD483	197	209	12	1.26	KEDD530	47	54	7	1
KERC484	240	249	9	1.75	KEDD530	254	309	55	2.22
KEDD487	303	326	23	3.37	including	281	282	1	33.8
including	309	310	1	12.4	including	300	301	1	29.9
including	315.3	316	1	22.7	KEDD531	196	246	50	1.4
KEDD488	179	188	9	1.88	including	206.2	207	0.8	33.7
KEDD488	298	307	9.3	1.17	and	228	228.1	0.1	100
KEDD489	167	177	10	0.98	KEDD532	251	274	23	1.49
KEDD489	272	281	9	1.09	including	255.1	256.1	1	13.7
KEDD490	187	201	14	0.98	KEDD533	171	192	21	2.51
KEDD493	201	217	16	1.24	including	191	192	1	39
KEDD514	234	285	51	0.93	KEDD533	281	292	11	1.96
KERC515	55	73	18	0.89	including	284	285	1	12.2
KERC515	16	27	11	1.01	KEDD533	312	322	10	1.2
KEDD517	142	166	24	0.79	KEDD534	280	292	12	1.63
KEDD520	94	107	13	0.72	KEDD534	325	342	17	1.87
KEDD520	175	196	21	0.59	KEDD535	257	356	99	1.04
KEDD520	225	247	22	0.74	including	300	301	1	38.7
KERC526	0	10	10	0.87	KEDD536	163	178	15	1.04
KERC526	78	86	8	1.13	including	163	164	1	12.3
KERC527	73	86	13	1.46	KEDD536	190	244	54	1.1
including	85	86	1	15.1	including	215	216	1	10.9
KERC528	0	18	18	1.76	KEDD536	275	301	26	1
including	3	4	1	18.2	KEDD537	192	220	28	1.48
KERC528	62	75	13	0.58	including	194	195	1	12.4
KERC528	93	98	5	2.31	KEDD537	315	325	10	1.04
KERC528	137	143	6	0.9

President and CEO Dan McCoy states: "These new results provide continued evidence of the growth potential of the Esaase deposit.  Keegan is currently designing a comprehensive infill and exploration drill program to follow up on a very successful 2008 drilling program.  In addition, Keegan is in the process of completing   metallurgical tests as well as finalizing comprehensive engineering, environmental and community engagement programs for 2009 in order to rapidly advance the deposit through to pre-feasibility.  The company is anticipating receiving the results of the next resource estimation based on the drilling in 2008 shortly.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, or ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 15 g/t Au x meter grade-thickness are not routinely reported. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and on the NYSE Alternext US under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board
Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX and NYSE Alternext US Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.